Exhibit 99.1

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

March 16, 2022

To whom it may concern,

Company name: Kawasaki Kisen, Ltd.

Representative: Yukikazu Myochin

Representative Director, President & CEO

(Securities Code: 9107 TSE 1st Sections)

Contact: Goro Kitamura, General Manager, Corporate Sustainability,

IR and Communication Group

(Phone: 03-3595-5189)

Company name: Kawasaki Kinkai Kisen, Ltd.

Representative: Yutaka Kuge,

Representative Director & President

(Securities Code: 9179 TSE 2nd Section)

Contact: Yasuhiro Nosoko, Manager-Corporate Planning

(Phone: 050-3821-1447)

Announcement of the Execution of a Share Exchange Agreement to Make Kawasaki Kinkai Kisen, Ltd. a Wholly-Owned Subsidiary of Kawasaki Kisen, Ltd. (by Simplified Share Exchange)

Kawasaki Kisen, Ltd. (“Kawasaki Kisen”) and its consolidated subsidiary Kawasaki Kinkai Kisen, Ltd. (“Kawasaki Kinkai Kisen”; collectively with Kawasaki Kisen, the “Companies”) hereby announce that the Companies, at their respective Boards of Directors meetings held this day, adopted a resolution for a share exchange (the “Share Exchange”) whereby Kawasaki Kisen and Kawasaki Kinkai Kisen will be the wholly-owning parent company and the wholly-owned subsidiary, respectively, and that this day the Companies entered into a share exchange agreement with each other (the “Share Exchange Agreement”), as detailed below.

The Share Exchange is scheduled to be consummated effective as of June 1, 2022: (i) by Kawasaki Kisen through the simplified share exchange procedure without the approval of its general meeting of shareholders, pursuant to the provisions of Article 796, paragraph (2) of the Companies Act; and (ii) by Kawasaki Kinkai Kisen after obtaining approval by a resolution at its extraordinary general meeting of shareholders scheduled to be held on May 10, 2022.

Once the Share Exchange becomes effective, Kawasaki Kinkai Kisen will become a wholly-owned subsidiary of Kawasaki Kisen and then Kawasaki Kinkai Kisen will not need to maintain the record date system for its ordinary general meetings of shareholders. Accordingly, Kawasaki Kinkai Kisen will submit a proposal for partial amendment of its articles of incorporation in order to remove the provisions concerning the record date of the ordinary general meetings of shareholders (Article 13 of Kawasaki Kinkai Kisen’s Articles of Incorporation) at the said extraordinary general meeting of shareholders conditioned upon the Share Exchange becoming effective. Therefore, the shareholders listed or recorded on Kawasaki Kinkai Kisen’s register of shareholders as of March 31, 2022 will not necessarily be eligible to exercise their rights at Kawasaki Kinkai Kisen’s 56th ordinary general meeting of shareholders. Kawasaki Kinkai Kisen does not intend to amend the provision that March 31 of each year is the record date for the year-end dividend (Article 43, Paragraph 1 of Kawasaki Kinkai Kisen’s Articles of Incorporation) prior to such ordinary general meeting of shareholders. Accordingly, the shareholders or registered pledgees stated or recorded in the latest shareholder registry as of March 31, 2022 will be entitled to receive the year-end dividend for the fiscal year ending March 31 (specified under “(1) Basis of calculation and reasons for the details of allotment” in section 3 below).

Prior to the effective date of the Share Exchange, Kawasaki Kinkai Kisen’s common stock (“Kawasaki Kinkai Kisen Stock”) will be delisted as of May 30, 2022 on the Second Section (or the Standard Market on and after April 4, 2022; the same applies hereinafter) of Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) (with the last trading date being scheduled for May 27, 2022).

1. Purpose of the Share Exchange

As an integrated logistics company grown from shipping business, Kawasaki Kisen declares “ : trust from all over the world” as its corporate principle, aiming to contribute to society so that people live well and prosperously. In shipping business, which serves as key logistics infrastructure supporting worldwide economic activity, Kawasaki Kisen’s aim is to earn the trust of customers and achieve sustainable growth through the global provision of safe, reliable transportation and logistics services, based on customer first policy and with high engineering skills and excellent shipping services amassed through its long history, as well as with human resources who support change.

With a history of over a century since its establishment in 1919, the Kawasaki Kisen has overcome fiercely changing business conditions on many occasions by working tirelessly to ensure safe and reliable operations. With an “enterprising spirit” and “broad-mindedness” corporate culture, we have addressed the increasingly diversified and sophisticated needs of customers by embracing technological innovation and developing new vessel types and services as a pioneer in the industry. In recent years, Kawasaki Kisen has demonstrated its uniqueness by tackling advanced challenges on the environmental front, through working on CO2 emission reduction while preparing for demand for new energy-fueled transportation towards a low-carbon society. For example, Kawasaki Kisen formulated “K” LINE Environmental Vision 2050, a set of long-term environmental guidelines targeting 2050. Kawasaki Kisen also completed construction of CENTURY HIGHWAY GREEN, an environmentally-friendly next-generation LNG-fueled car carrier representing the top of shipbuilding technologies and equipped with digital technology.

In its management plan Kawasaki Kisen takes into consideration significant changes in its business environment, including: changes in global values and behavior, changes in the business environments surrounding customers, and changes in customer needs, all triggered by the spread of COVID-19; the increasing significance of environmental operations; the accelerating differentiation of services through the use of AI and digital technology; and further increase in the awareness of safety and quality. In light of these factors, Kawasaki Kisen’s management plan presents a future vision for the mid-2020s and beyond. On a short-term basis, Kawasaki Kisen is building a more robust management foundation by rationalizing fleet size and refocusing investments. On medium- to long-term perspectives, Kawasaki Kisen intends to make focused investments in businesses with stable profitability. In addition, Kawasaki Kisen intends not only to strengthen its own efforts on the reduction of its greenhouse gas (GHG) emission, such as introducing zero-emission vessels using new fuels, but also to actively work on supporting projects for the decarbonization of society, such as support vessels for offshore wind power projects and other renewable energy-related projects, transporting hydrogen, ammonia, and other new energies, or transporting captured CO2.

With its corporate philosophy of “As the best partner of marine transportation, we are committed to meet our clients’ needs and contribute to the realization of a prosperous, human-friendly society,” Kawasaki Kinkai Kisen has contributed to society through marine transportation since founded in 1966 by taking over Kawasaki Kisen’s goodwill in the domestic shipping industry, based on its three main businesses operated by: the overseas division, which is responsible for international logistics; the domestic division, which actively uses intermodal transport in Japan; and the ferry division which supports industries and people’s lives. Furthermore, Kawasaki Kinkai Kisen has recently expanded into a new business run by its offshore support vessel1 division. While giving its first priority to the safe operation of vessels and actively working on the conservation of the earth and marine environments, Kawasaki Kinkai Kisen aims at continuous growth through consolidating its business foundation by promptly responding to its clients’ requests arising from changes in the overseas and domestic distribution of goods, based on the basic policy of focusing on stable revenue.

The environment surrounding Kawasaki Kinkai Kisen has seen steady cargo movements in the domestic shipping segment despite COVID-19, even though the situation remains uncertain in terms of the passenger use of ferries due to lingering restrictions on human movements imposed because of COVID-19. In the international shipping segment, the market has been strong backed by the high cargo demand. Under these

[1]

Vessels for various support activities involved in offshore projects, such as ocean mineral resources development, exploratory oil/natural gas drilling, installation of physical seafloor exploration and seafloor drilling equipment, installation/maintenance of ocean renewable energy equipment, remote island support, and seafloor seismic layer investigation.

circumstances, Kawasaki Kinkai Kisen believes that its social mission is to continue to provide best services to its clients while achieving continuous growth by further improving its profitability and reducing costs, in order to fulfill its role of contributing to society through marine transportation. Based on this belief, the overseas division has been working on the efficient assignment of vessels and on the adjustment of the fleet size by understanding the market trends and client needs, the domestic and ferry divisions have been working on the provision of transport services that are in line with client needs with the expansion of the modal shift2 in mind, and the offshore support vessel division has been working on increasing revenue through such actions as entry to an offshore wind power-related business. In addition, Kawasaki Kinkai Kisen has promoted its active involvement in environmental issues and its efforts to enhance safe operation, as well as striving to improve services through digital transformation (“DX Promotion”).

While the Companies mainly operate in different fields of business from each other, with Kawasaki Kisen and Kawasaki Kinkai Kisen operating in international shipping business and domestic shipping business respectively, the Companies believe that they share a common understanding that they need to serve customer needs and contribute to society through providing safe, high-quality services in marine transportation. Kawasaki Kisen believes that the corporate value of the entire Kawasaki Kisen Group will be maximized through, among other things: actively introducing various ever-advancing technologies that will contribute to safety and the environment, such as GHG reduction, as well as AI and other digital technologies supporting those technologies; and efficiently utilizing the Companies’ limited management resources and steadily promoting various initiatives, including R&D projects, amid the rapidly changing business environment.

In the domestic shipping industry surrounding Kawasaki Kinkai Kisen, the Act on Advancement of Integration and Streamlining of Distribution Business was enforced. In addition, the Act on Strengthening the Marine Industry is scheduled to be enforced. Kawasaki Kisen expects further changes in the business environment, such as promotion of the modal shift, improvement of the labor management of mariners, and improvement of the transactional environment, and believes that these changes will continue to enhance Kawasaki Kinkai Kisen’s business opportunities in the future through its actions such as effectively utilizing the resources of Kawasaki Kisen’s subsidiaries that are port transportation business companies.

Under these circumstances, Kawasaki Kisen held the view that pursuing maximum performance by efficiently managing the human resources, funds, and assets that constituted the Kawasaki Kisen Group’s limited management resources will contribute to the realization of the Companies’ social missions and the sustainable growth of, and the improvement of the corporate value of, the Kawasaki Kisen Group as a whole. Kawasaki Kisen also reached a belief that it was desirable to make a transfer to a company group structure that would allow further cooperation between the Companies, in order to make prompt decisions by further enhancing collaboration between the Companies and to provide customers with optimal, safe, reliable, and high-quality services through the multi-layered approach. As such, in February 2020, Kawasaki Kisen made an initial request to Kawasaki Kinkai Kisen to start discussions with Kawasaki Kisen towards making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen by share exchange.

[2]	Converting cargo transportation by truck or other automobiles into that by railroad or ship, which imposes a smaller environmental burden.

On the other hand, Kawasaki Kinkai Kisen is at a major turning point in its over half a century history because of the global spread of COVID-19. Kawasaki Kinkai Kisen decided on DX Promotion and to strengthen its measures for the environment as a strategic move to uphold and realize its management policies with the following in mind, even under these circumstances: “safety,” which means safety is always given first priority, which is a basic of the transport industry; “sincerity,” which means Kawasaki Kinkai Kisen always responds in good faith to its stakeholders; and “sustainability,” which means Kawasaki Kinkai Kisen aims at continuous growth as a company.

As for DX Promotion, Kawasaki Kinkai Kisen will provide its clients with economic advantages by realizing digitalization and more efficient operational processes. As for strengthening its measures for the environment, which is a mission of the marine transport industry, consideration is underway with a view to installing support equipment for safe operation and realizing electric propulsion ships, in order not only to comply with various regulations such as those for GHG reduction but also to promote more active measures from technical aspects.

The discussion between Kawasaki Kisen and Kawasaki Kinkai Kisen towards making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen took place against the backdrop of the surge in the necessity of DX Promotion and stronger environmental measures and, furthermore, changes in the business environment caused by COVID-19. When Kawasaki Kinkai Kisen received an initial request for discussion from Kawasaki Kisen, Kawasaki Kinkai Kisen’s Board of Directors, while being fully aware of the significance of creating group synergies through collaboration with Kawasaki Kisen, considered that losing independence as a listed company as a result of becoming a wholly-owned subsidiary would be more disadvantageous, as certain of the expected group synergies would still be achievable without changing the existing capital relationship with Kawasaki Kisen. As such, in December 2020, Kawasaki Kinkai Kisen’s Board of Directors was yet unable to decide that becoming a wholly-owned subsidiary of Kawasaki Kisen would be advantageous in improving the corporate value of Kawasaki Kinkai Kisen. As they were unable to immediately agree to Kawasaki Kisen’s proposal for making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen, Kawasaki Kinkai Kisen’s Board of Directors requested from Kawasaki Kisen further consideration and explanations about the advantages of making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen.

In response, Kawasaki Kisen gave its opinion again that making effective use of the limited human capital, technology, and other management resources was essential in pursuing group synergies fully and promptly in important business challenges such as DX Promotion and environmental measures, and that making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen was extremely important for the continuous growth of not only Kawasaki Kisen but also Kawasaki Kinkai Kisen. Kawasaki Kinkai Kisen’s Board of Directors then reconsidered the increasing significance of DX Promotion and environmental measures to Kawasaki Kinkai Kisen’s corporate sustainability, and reached a decision that making active use of Kawasaki Kisen’s know-how and human resources in coping with these challenges is likely to contribute to improving the corporate value of Kawasaki Kinkai Kisen, and that it was necessary to implement Kawasaki Kisen’s proposal for making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen by fully securing the fairness of procedures in order to protect the interests of its minority shareholders. After putting a framework for consideration in place, such as establishing on February 26, 2021 a special committee consisting only of independent committee members without interest in Kawasaki Kisen as the controlling shareholder of Kawasaki Kinkai Kisen (the “Special Committee”; for its details, please see “(5) Measures to Avoid Conflicts of Interest” in section 3 below), Kawasaki Kinkai Kisen proceeded to further consideration and discussions with Kawasaki Kisen on the advantages and disadvantages of becoming a wholly-owned subsidiary of Kawasaki Kisen.

After repeated discussions, Kawasaki Kisen and Kawasaki Kinkai Kisen reached an understanding (i) that the Companies’ respective management policies, as well as respective medium- to long-term strategies for remaining a company of choice by meeting various customer needs, are consistent with each other, (ii) that this, through making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen, would allow the Kawasaki Kisen Group (a) to develop value-added services that integrate international and domestic shipping services through combining efforts in safety, environment, and quality aspects with efforts in AI and other digital technologies, and (b) to increase the scale of operation by utilizing the Companies’ respective customer bases, and (iii) that, therefore, making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen is a highly important medium- to long-term growth strategy for the Kawasaki Kisen Group. Furthermore, Kawasaki Kisen and Kawasaki Kinkai Kisen reached a conclusion that making Kawasaki Kinkai Kisen a wholly-owned company of Kawasaki Kisen would be beneficial in improving the corporate value not only of Kawasaki Kisen but also of Kawasaki Kinkai Kisen, after considering: (a) that making Kawasaki Kinkai Kisen a wholly-owned company of Kawasaki Kisen would allow Kawasaki Kinkai Kisen to make expeditious decisions based on Kawasaki Kisen’s medium- to long-term perspective, (b) that making Kawasaki Kinkai Kisen a wholly-owned company of Kawasaki Kisen would also allow Kawasaki Kinkai Kisen to receive efficient allocation of management resources from the Kawasaki Kisen Group and to further provide, at the same time, safe, reliable, and high-quality transportation services to customers through collaboration with the Kawasaki Kisen Group, and (c) that, amid the increasing acceleration of measures for decarbonization taken by competitors in the shipping industry particularly since the latter half of last year, it would be increasingly important to take environmental measures, which was anticipated to result in more situations than before where Kawasaki Kinkai Kisen would need technical support from the Kawasaki Kisen Group.

The specific benefit that making Kawasaki Kinkai Kisen a wholly-owned company of Kawasaki Kisen is expected to bring to the Kawasaki Kisen Group is allowing the Group to achieve medium- to long-term growth as a company group of choice that meets various customer needs, by strengthening cooperation in the following fields. In parallel with the Companies’ discussions on making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen, “K” Line Wind Service, Ltd. was established on June 1, 2021 in order to integrate the Companies’ resources, such as their knowledge and experience in offshore support vessel services that has been accumulated through their past offshore support vessel projects in Japan and abroad, skills to handle operation services for various vessels that have been developed thus far, and systems for utilizing these skills, as well as to provide support to efforts for the development, construction, operation, etc. of Kawasaki Kinkai Kisen’s offshore wind power business, by mobilizing all available resources of the Kawasaki Kisen Group.

(i)

In Kawasaki Kisen’s dry bulk business and Kawasaki Kinkai Kisen’s overseas division and domestic tramp division, enhancement of sales capabilities through utilizing customer networks and efficiently operating the fleets possessed and operated by the Companies.

(ii)	Enhancement of the collaboration in the offshore wind farm support vessel business.

(iii)	Evolution of development of technologies and utilization of digital technologies supporting the environment, safety, and economic operation.

(iv)	Next-generation fuel compatibility

(v)	Exchanges of maritime and engineering human resources

(vi)	Cost reduction through sharing functions of the management divisions, reducing listing maintenance cost, sharing training equipment, and collaborating in BPR (Business Process Re-engineering).

Regarding how Kawasaki Kinkai Kisen will be managed after becoming a wholly-owned subsidiary of Kawasaki Kisen, which has been a point of Kawasaki Kinkai Kisen’s concern, the Companies have agreed that Kawasaki Kinkai Kisen’s management team will continue to manage Kawasaki Kinkai Kisen after Kawasaki Kinkai Kisen has become a wholly-owned subsidiary of Kawasaki Kisen, with the aim of increasing Kawasaki Kinkai Kisen’s corporate value through close cooperation with Kawasaki Kisen’s management team and through expeditious decision-making by Kawasaki Kinkai Kisen, during which processes the Companies will respect Kawasaki Kinkai Kisen’s current management setup as well as Kawasaki Kinkai Kisen’s management know-how in Kawasaki Kinkai Kisen’s businesses that has been developed by Kawasaki Kinkai Kisen, considering that Kawasaki Kinkai Kisen’s main business, i.e., the domestic shipping business, has produced steady profits.

Based on the understanding described above, the Companies reached agreement after discussing and negotiating the terms and conditions of the Share Exchange, including the share exchange ratio. The Companies each adopted a resolution for the Share Exchange at their respective Board of Directors meetings held this day, and today executed the Share Exchange Agreement between the Companies. This organizational restructuring will promote the optimal, efficient utilization of the Kawasaki Kisen Group’s management resources, the further sharing of business strategies between the Companies, and the enhancement of their competitiveness. We believe that this organizational restructuring will improve the corporate value of the Companies and will be beneficial for the Companies’ shareholders.

2. Overview of the Share Exchange

(1) Schedule of the Share Exchange

Date of the Board of Directors’ resolution for execution of the Share Exchange Agreement	(Companies)	March 16, 2022 (today)

Execution date of the Share Exchange Agreement	(Companies)	March 16, 2022 (today)

Date of public notice of the Record date for the extraordinary general meeting of shareholders	(Kawasaki Kinkai Kisen)	March 17, 2022 (tomorrow)

Record date for the extraordinary general meeting of shareholders	(Kawasaki Kinkai Kisen)	March 31, 2022 (estimate)

Date of the extraordinary general meeting of shareholders approving the Share Exchange Agreement	(Kawasaki Kinkai Kisen)	May 10, 2022 (estimate)

Final trading date	(Kawasaki Kinkai Kisen)	May 27, 2022 (estimate)

Delisting date	(Kawasaki Kinkai Kisen)	May 30, 2022 (estimate)

Effective date of the Share Exchange		June 1, 2022 (estimate)

Note 1:

Kawasaki Kisen plans to conduct the Share Exchange without obtaining the approval of its general meeting of shareholders through the simplified share exchange procedure pursuant to the provisions of Article 796, paragraph (2) of the Companies Act.

Note 2:	The above schedule is subject to change upon negotiation and agreement between the Companies if necessary to accommodate the procedure for the Share Exchange or for any other reason.

(2) Method of the Share Exchange

The Share Exchange will make Kawasaki Kisen the wholly-owning parent company in the share exchange and Kawasaki Kinkai Kisen the wholly-owned subsidiary in the share exchange. The Share Exchange is planned to take place effective as of June 1, 2022: (i) through Kawasaki Kisen’s simplified share exchange procedure pursuant to the provisions of Article 796, paragraph (2) of the Companies Act, without obtaining the approval of the Share Exchange Agreement by a resolution of Kawasaki Kisen’s general meeting of shareholders; and (ii) with the approval of the Share Exchange Agreement at Kawasaki Kinkai Kisen’s extraordinary general meeting of shareholders scheduled for May 10, 2022.

(3) Details of Allotment of Shares in the Share Exchange

	Kawasaki Kisen (Wholly-owning parent company in share exchange)	Kawasaki Kinkai Kisen (Wholly-owned subsidiary in share exchange)
Allotment ratio of the Share Exchange	1	0.58

Number of shares to be delivered upon the Share Exchange	Kawasaki Kisen common stock: 888,258 shares (planned)

Note 1:	Share allotment ratio

0.58 shares of Kawasaki Kisen’s common stock (“Kawasaki Kisen Stock”) will be allotted and delivered per share of Kawasaki Kinkai Kisen Stock. However, no shares will be allotted in the Share Exchange for shares of Kawasaki Kinkai Kisen Stock held by Kawasaki Kisen (1,404,000 shares as of this day). Please note that the above allotment ratio for the Share Exchange (“Share Exchange Ratio”) is subject to change by negotiation and agreement between the Companies in the event of significant change in the conditions based on which the Share Exchange Ratio was calculated.

Note 2:	Number of shares of Kawasaki Kinkai Kisen Stock to be delivered upon the Share Exchange

In the Share Exchange, Kawasaki Kisen will allot and deliver the number of shares of Kawasaki Kinkai Kisen Stock calculated based on the Share Exchange Ratio to the shareholders of Kawasaki Kinkai Kisen (excluding Kawasaki Kisen) as at the time immediately before Kawasaki Kisen’s acquisition of all issued shares of Kawasaki Kinkai Kisen (the “Base Time”), in exchange for shares of Kawasaki Kinkai Kisen Stock held by these shareholders. Kawasaki Kisen plans to allocate newly issued shares of Kawasaki Kisen Stock and 77,000 shares of treasury shares held by Kawasaki Kisen for shares of Kawasaki Kisen Stock to be allotted and delivered in the Share Exchange.

Kawasaki Kinkai Kisen plans to cancel, at the Base Time and by a resolution adopted at its Board of Directors meeting to be held no later than the day before the effective date of the Share Exchange, all of the treasury shares held by it (including any shares that may be acquired by Kawasaki Kinkai Kisen as a result of purchase of shares in response to shareholders’ share purchase demands that may be made under Article 785, paragraph (1) of the Companies Act in the course of Share Exchange) at the Base Time. The total number of shares of common stock to be allotted and delivered in the Share Exchange may be modified in the future due to Kawasaki Kinkai Kisen’s acquisition, cancellation, etc. of its treasury shares.

Note 3:	Treatment of shares constituting less than one share unit

The shareholders of Kawasaki Kinkai Kisen who will hold shares of Kawasaki Kisen constituting less than one share unit (i.e., 100 shares) as a result of the Share Exchange will be entitled to use the following programs on and after the effective date of the Share Exchange. Please note that these shares less than one share unit cannot be sold on a financial instruments exchange market.

(i)	Repurchase program for shares less than one share unit (allowing sale of less than 100 shares)

This is a program that, pursuant to Article 192, paragraph (1) of the Companies Act, allows any shareholder who holds shares less than one share unit of Kawasaki Kisen to demand that Kawasaki Kisen repurchase the shares less than one share unit held by the shareholder.

(ii)	Additional purchase program for shares less than one share unit (allowing purchase of additional shares to form 100 shares)

This is a program that, pursuant to Article 194, paragraph (1) of the Companies Act and the provisions of Kawasaki Kisen’s Articles of Incorporation, allows any shareholder who holds shares less than one share unit of Kawasaki Kisen to purchase additional shares of Kawasaki Kisen in the number that will form one share unit (100 shares) if combined with the number of shares less than one share unit held by the shareholder, by demanding that Kawasaki Kisen sell such number of additional shares to the shareholder.

Note 4:	Treatment of fractions of less than one share

For the shareholders of Kawasaki Kinkai Kisen who will be allotted and delivered fractions of less than one share of Kawasaki Kisen Stock in the Share Exchange, Kawasaki Kisen will, pursuant to Article 234 of the Companies Act and other relevant laws and regulations, sell shares of Kawasaki Kisen Stock in the number equivalent to the total number of such fractions (with any fraction less than one share in the total number to be discarded) and pay these shareholders the proceeds of such sale in cash in proportion to the respective numbers of fractional shares that would have otherwise been held by these shareholders.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in the Share Exchange

This is not applicable as Kawasaki Kinkai Kisen, which will be a wholly-owned subsidiary of Kawasaki Kisen, has not issued any stock acquisition rights or bonds with stock acquisition rights.

3. Basis of Calculation for the Details of Allotment of Shares in the Share Exchange

(1) Basis of calculation and reasons for the details of allotment

As described in “1. Purpose of the Share Exchange” above, in February 2020 Kawasaki Kisen made a formal proposal to Kawasaki Kinkai Kisen for the Share Exchange and, after repeated serious discussions and negotiations, the Companies reached a conclusion that it would be the best decision for improving their corporate value to make Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen. Specifically, in February 2020 Kawasaki Kisen made a proposal to Kawasaki Kinkai Kisen for making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen in order to revise the Companies’ capital relationship towards developing a more collaborative relationship between them. Thereafter until

December 2020, Kawasaki Kinkai Kisen was unable to decide that becoming a wholly-owned subsidiary of Kawasaki Kisen would be advantageous in improving the corporate value of Kawasaki Kinkai Kisen, on the following grounds among others: (i) while Kawasaki Kinkai Kisen was aware the necessity of creating group synergies through collaboration with Kawasaki Kisen, the creation of group synergies would still be able to be achieved to a certain extent based on the existing capital relationship; (ii) Kawasaki Kinkai Kisen considered that losing independence as a listed company as a result of becoming a wholly-owned subsidiary would be more disadvantageous; and (iii) Kawasaki Kisen’s business performance and financial condition were with uncertainties. As Kawasaki Kinkai Kisen was unable to immediately agree to consider Kawasaki Kisen’s proposal for making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen, Kawasaki Kinkai Kisen requested from Kawasaki Kisen further consideration and explanations about the advantages of making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen. In response, Kawasaki Kisen gave its opinion again that making effective use of the limited human capital, technology, and other management resources was essential in pursuing group synergies fully and promptly in important business challenges such as DX Promotion and environmental measures, and that making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen was extremely important for the continuous growth of not only Kawasaki Kisen but also Kawasaki Kinkai Kisen. Kawasaki Kinkai Kisen’s Board of Directors then reconsidered the increasing significance of DX Promotion and environmental measures to Kawasaki Kinkai Kisen’s corporate sustainability, and reached a decision that making active use of Kawasaki Kisen’s know-how and human resources in coping with these challenges is likely to contribute to improving the corporate value of Kawasaki Kinkai Kisen, and that it was necessary to implement Kawasaki Kisen’s proposal for making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen by fully securing the fairness of procedures in order to protect the interests of its minority shareholders. After putting a framework for consideration in place, such as establishing on February 26, 2021 the Special Committee, Kawasaki Kinkai Kisen proceeded to further consideration and discussions with Kawasaki Kisen on the advantages and disadvantages of becoming a wholly-owned subsidiary of Kawasaki Kisen.

After repeated discussions thereafter, Kawasaki Kisen and Kawasaki Kinkai Kisen agreed in early July 2021 that making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen would contribute to the continuous growth of Kawasaki Kinkai Kisen on the following grounds: (i) the Companies’ respective management policies, as well as respective medium- to long-term strategies for remaining a company of choice by meeting various customer needs, agree with each other, which is a situation where making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen would lead to an important medium- to long-term growth strategy for the Companies (a) to allow their international and domestic shipping divisions to develop integrated services with added value through combining efforts in safety, environment, and quality aspects with efforts in DX, and (b) to increase the scale of operation by utilizing the Companies’ respective customer bases; (ii) making Kawasaki Kinkai Kisen a wholly-owned company of Kawasaki Kisen would allow expeditious decision-making, efficient allocation of management resources, and provision of safe, reliable, and high-quality transportation services to customers through collaboration, by the Kawasaki Kisen Group as a whole based on Kawasaki

Kisen’s medium- to long-term perspective; and (iii) it was anticipated that Kawasaki Kinkai Kisen would need more technical support from Kawasaki Kisen than before in some situations in order to take environmental measures for the future. Subsequently, Kawasaki Kinkai Kisen began a full-scale process for discussing suspension of its unprofitable shipping routes, which had been an issue for Kawasaki Kinkai Kisen for some time. Partly because of this, the Companies repeated discussions on the impact of Kawasaki Kinkai Kisen’s route suspension on the Share Exchange, as well as in order to resolve Kawasaki Kinkai Kisen’s concerns over the Share Exchange. At the same time, the Companies further discussed and considered the business environment, during which the Companies acknowledged that Kawasaki Kinkai Kisen had an increasing need for technical support from Kawasaki Kisen, amid the increasing acceleration of measures for decarbonization taken by competitors particularly since the latter half of last year. Through these processes among other things, the Companies reached a final conclusion in late November 2021 that making Kawasaki Kinkai Kisen a wholly-owned subsidiary of Kawasaki Kisen would be beneficial in improving the corporate value not only of Kawasaki Kisen but also of Kawasaki Kinkai Kisen.

In order to ensure the fairness and validity of calculation of the Share Exchange Ratio specified under “(3) Details of Allotment of Shares in the Share Exchange” in section 2 above, Kawasaki Kisen and Kawasaki Kinkai Kisen decided to each engage a third-party appraiser independent from the Companies to calculate the share exchange ratio. Kawasaki Kisen and Kawasaki Kinkai Kisen appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) in early March 2021 and KPMG FAS Co., Ltd. (“KPMG”) in Mid-March 2021, respectively, as their respective financial advisors and third-party appraisers.

In order to ensure the fairness of the consideration for the Share Exchange and the fairness of other aspects of the Share Exchange, Kawasaki Kisen conducted careful discussions and analyses based on, among other things, (i) the share exchange ratio valuation report received from Mizuho Securities as Kawasaki Kisen’s third-party appraiser, (ii) advice from Nishimura & Asahi as Kawasaki Kisen’s legal advisor, and (iii) the results of a due diligence inspection of Kawasaki Kinkai Kisen conducted by Kawasaki Kisen, each as described in “(4) Measures to Ensure Fairness” in section 3 below. As a result, Kawasaki Kisen reached a conclusion that the Share Exchange Ratio was appropriate and would contribute to the interests of the shareholders of Kawasaki Kisen, and that it was appropriate to conduct the Share Exchange using the Share Exchange Ratio.

On the other hand, Kawasaki Kinkai Kisen conducted careful discussions with Kawasaki Kisen for several times on, among other things, the valuation method for the Share Exchange Ratio and the Companies’ understanding of the current and future business environment and business challenges surrounding them, as well as repeating negotiations with Kawasaki Kisen on the terms and conditions of the Share Exchange based on, among other things, (i) the share exchange ratio valuation report received from KPMG as Kawasaki Kinkai Kisen’s third-party appraiser, (ii) advice from Nagashima Ohno & Tsunematsu as Kawasaki Kinkai Kisen’s legal advisor, (iii) the results of a due diligence inspection on Kawasaki Kisen conducted by Kawasaki Kinkai Kisen, and (iv) instructions and advice, as well as the content of the report dated March 16, 2022 (the “Report”; for its outline, please see “(3) Overview of an Opinion Obtained from an Entity Not Interested in the Controlling Shareholder That the Transaction, etc.

Is Not Disadvantageous to Minority Shareholders” in section 8 below), received from the Special Committee consisting only of independent members without interest in Kawasaki Kisen as the controlling shareholder of Kawasaki Kinkai Kisen, each as described in “(4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest“ in section 3 below, in order to ensure the fairness of the consideration for the Share Exchange and the fairness of other aspects of the Share Exchange. As a result, Kawasaki Kinkai Kisen reached a conclusion that the Share Exchange Ratio was appropriate and would contribute to the interests of the shareholders of Kawasaki Kinkai Kisen, and that it was appropriate to conduct the Share Exchange using the Share Exchange Ratio.

After repeated negotiations and discussions between the Companies based on their respective analyses performed as described above, the Companies reached a conclusion that conducting the Share Exchange using the Share Exchange Ratio was appropriate and would contribute to the interests of their respective shareholders. The Companies thus executed the Share Exchange Agreement whereby the Share Exchange would be conducted using the Share Exchange Ratio, based on the resolutions adopted at their respective Board of Directors meetings held this day.

As published in “Announcement on Revisions to Earnings Forecast and Dividend Forecast for the Fiscal Year Ending March 31, 2022” dated February 9, 2022, Kawasaki Kinkai Kisen is scheduled to pay a year-end dividend of 150 yen per share. Under the Share Exchange Agreement, both Kawasaki Kisen and Kawasaki Kinkai Kisen have agreed that Kawasaki Kinkai Kisen may distribute dividends of surplus of up to 150 yen or the amount that Kawasaki Kisen and Kawasaki Kinkai Kisen agreed in writing otherwise per share of common stock to shareholders or registered pledgees stated or recorded in the latest shareholder registry as of March 31, 2022. Kawasaki Kinkai Kisen does not intend to amend the provision that March 31 of each year is the record date for the year-end dividend (Article 43, Paragraph 1 of Kawasaki Kinkai Kisen’s Articles of Incorporation) prior to such ordinary general meeting of shareholders.

Please note that the Share Exchange Ratio is subject to change by negotiation and agreement between the Companies in the event of significant change in the conditions based on which the Share Exchange Ratio was calculated.

(2) Matters Relating to Valuation

(A) Names of the Appraisers and Relationships with Kawasaki Kisen and Kawasaki Kinkai Kisen

Mizuho Securities, which serves as Kawasaki Kisen’s third-party appraiser, is an appraiser independent of Kawasaki Kisen and Kawasaki Kinkai Kisen as well as of the Share Exchange, is not a related party to Kawasaki Kisen or Kawasaki Kinkai Kisen, and has no material interest amounting to a conflict of interest with Kawasaki Kisen or Kawasaki Kinkai Kisen in connection with the Share Exchange. Mizuho Bank, Ltd. (“Mizuho Bank”), which is a group company of Mizuho Securities, is in the position of a shareholder of Kawasaki Kisen and Kawasaki Kinkai Kisen and has had financing transactions with Kawasaki Kisen and Kawasaki Kinkai Kisen as part of the normal banking transactions. However, Mizuho Bank has no material interest amounting to a conflict of interest with Kawasaki Kisen or Kawasaki Kinkai Kisen in connection with the Share Exchange.

According to Mizuho Securities, pursuant to applicable law, i.e., Article 36, paragraph (2) of the Financial Instruments and Exchange Act (Act No. 25 of 1948; as amended thereafter) and Article 70-4 of the Cabinet Office Order on Financial Instruments Business, Mizuho Securities has taken appropriate measures to prevent adverse effects, such as imposing information barriers, between Mizuho Securities’ function responsible for financial advisory services and Mizuho Bank’s function holding Kawasaki Kisen’s and Kawasaki Kinkai Kisen’s shares, and these measures allow Mizuho Securities’ function responsible for financial advisory services to calculate the share value of Kawasaki Kinkai Kisen in a position independent of Mizuho Bank’s position as a shareholder and lender of Kawasaki Kisen and Kawasaki Kinkai Kisen, without being affected by any interest that may create a conflict of interest in relation to the Share Exchange.

In light of the fact that appropriate measures to prevent adverse effects, such as imposing information barriers, have been taken between Mizuho Securities’ function responsible for financial advisory services and Mizuho Bank’s function holding Kawasaki Kinkai Kisen’s shares, that the independence of Mizuho Securities as a third-party appraiser is secured because Kawasaki Kisen and Mizuho Securities have conducted transactions with each other on terms and conditions comparable to those for their respective business partners in general, and that Mizuho Securities has actually served as a third-party appraiser in similar cases in the past, Kawasaki Kisen has selected Mizuho Securities as a third-party appraiser independent of Kawasaki Kisen and Kawasaki Kinkai Kisen.

KPMG, which serves as Kawasaki Kinkai Kisen’s third-party appraiser, is independent of Kawasaki Kisen and Kawasaki Kinkai Kisen, is not a related party to Kawasaki Kisen or Kawasaki Kinkai Kisen, and has no material interest required to be disclosed in the Share Exchange.

(B) Overview of Calculations

Mizuho Securities performed valuation by employing the following methods: (i) the market share price analysis, since Kawasaki Kisen and Kawasaki Kinkai Kisen are listed on the First Section (or the Prime Market on and after April 4, 2022; the same applies hereinafter) and the Second Section, respectively, of the Tokyo Stock Exchange, and their market prices are available; (ii) the comparable company analysis, since there are listed companies reasonably (although not directly) comparable to the Companies solely for the purpose of analyzing the ranges of share exchange ratio, which makes it possible to infer the share values of the Companies by means of comparison with comparable companies; and (iii) the discounted cash flow analysis (the “DCF Analysis”), in order to reflect the Companies’ future business activities in the valuation.

The ranges of the number of shares of Kawasaki Kisen’s common stock that will be allotted and delivered per share of Kawasaki Kinkai Kisen’s common stock calculated using the aforementioned valuation methods are as follows:

Method used	Calculated range of share exchange ratio
Market share price analysis	0.49~0.53

Comparable company analysis	0.48~0.77

DCF Analysis	0.40~0.74

In the market share price analysis, the reference date was set at March 15, 2022 (the “Valuation Reference Date”), and the share prices on the Valuation Reference Date and the simple averages of the closing share prices for the one-month, three-month, and six-month periods preceding the Valuation Reference Date were used.

In the Companies’ financial forecasts based on which Mizuho Securities performed valuation using the DCF Analysis, considerable income increases or decreases are expected for some fiscal years. Specifically, Kawasaki Kisen expects an approximately 40% income decrease in operating profit for the fiscal year ending March 31, 2023 from the previous fiscal year, based on the expectations that the market conditions will stabilize as a result of loosening of the tight supply-demand environment due to the expected resolution of ship congestion resulting from port entry regulations caused by the COVID-19 impact, mainly in the dry bulk segment. Kawasaki Kisen also expects an approximately 60% income increase for the fiscal year ending March 31, 2024 due to expected gradual recovery from the impact of: the reduction in the amount of charter contract loss allowance in the container ship business; and the reduced shipping volume caused by the impact of COVID-19 in other parts of the product distribution segment. Kawasaki Kisen further expects approximately 40% and approximately 70% income decreases in recurring profit in the fiscal year ending March 31, 2023 and that ending March 31, 2024, respectively, from the respective previous fiscal years due to expected stabilization of market levels resulting from loosening of the tight supply and demand environment caused by resolution of the worldwide disruption in container supply chains in the container ship business. As for Kawasaki Kinkai Kisen, it expects an approximately 30%increase in operating profit for the fiscal year ending March 31, 2023 from the previous fiscal year due to the effect of the suspension of the Miyako (Hachinohe)/Muroran route from February 1, 2022 as announced on December 24, 2021, as well as due to the current strong market condition in the overseas division.

These financial forecasts of Kawasaki Kisen and Kawasaki Kinkai Kisen are not subject to the implementation of the Share Exchange.

In calculating the share exchange ratio, Mizuho Securities relied upon the assumption that all published information considered by Mizuho Securities and all financial and other information which was provided by the Companies to Mizuho Securities or was discussed by Mizuho Securities with the Companies and which provided substantial grounds for the calculation of the share exchange ratio, are accurate and complete. Mizuho Securities has not conducted, and assumes no responsibility or obligation to conduct, independent verification of the accuracy or completeness of the above information. Any part of the information stated in the share exchange ratio valuation report is subject to change if any fact existed that makes any part of the information provided to Mizuho Securities or discussed by Mizuho Securities with the Companies a significant error, or if any fact or circumstances existed that had not been disclosed at the time of delivery the share exchange ratio valuation report or if any fact or circumstances exist that occur after the delivery of the share exchange ratio valuation report, including any fact that potentially existed at the time of delivery of the share exchange ratio valuation report and is subsequently revealed. Mizuho Securities assumes that the Companies’ management teams have no knowledge of any fact that would make any information provided to Mizuho Securities (including details of coordination by the

Companies) or discussed with Mizuho Securities incomplete or misleading. Furthermore, Mizuho Securities has not independently performed, or has been independently provided by any third party with, or has not requested from any third party, any evaluation or appraisal of the assets and liabilities (including derivative transactions, off-balance-sheet assets and liabilities, and other contingent liabilities) or reserves of the Companies or their affiliates. Mizuho Securities has no obligation to check the property or facilities of the Companies or their affiliates nor has it appraised the shareholders’ equity, solvency or fair price of the Companies or their affiliates pursuant to any law on liquidation, bankruptcy, etc.

Mizuho Securities used assumptions considered reasonable and appropriate by it with respect to any information: (i) which had not been provided or disclosed by the Companies to Mizuho Securities when Mizuho Securities calculated the share exchange ratio; or (ii) which was provided or disclosed by the Companies to Mizuho Securities but whose impact on the Companies’ share values is uncertain at present; or (iii) which could not otherwise be used by Mizuho Securities, or could not be confirmed by Mizuho Securities as usable, as a basis for evaluation. Mizuho Securities has not examined how the Companies’ future financial conditions will be affected if any of those assumptions used by Mizuho Securities turns out to be false in any material respect.

Mizuho Securities assumes that all financial forecasts and other information about the future disclosed to Mizuho Securities were reasonably prepared, produced or adjusted by the Companies’ management teams based on the best estimation and judgment which could be obtained at this point regarding the Companies’ future business performance and financial conditions. Mizuho Securities relied on the aforementioned assumptions and financial forecasts and business plans without independently examining the feasibility of these assumptions and financial forecasts and business plans, and expresses no view on any analysis or forecast mentioned in the share exchange ratio valuation report or on any assumption providing a basis for such analysis or forecast. Mizuho Securities is not an expert in law, regulations or tax affairs, and has relied on evaluations performed by the Companies’ outside professionals regarding these matters.

Mizuho Securities assumes that the Share Exchange is a non-taxable transaction under the Japanese Corporation Tax Act.

Mizuho Securities’ valuation result has been submitted to Kawasaki Kisen at Kawasaki Kisen’s request, for the sole purpose of serving as a reference for Kawasaki Kisen’s Board of Directors to determine the Share Exchange Ratio, and does not constitute the expression of Mizuho Securities’ opinion on the validity of the Share Exchange Ratio.

On the other hand, KPMG performed valuation of Kawasaki Kisen by employing the market share price analysis, in light of the fact that Kawasaki Kisen is listed on the First Section of the Tokyo Stock Exchange and its market share prices are available. In the market share price analysis, the Valuation Reference Date was set at March 15, 2022, and the closing price on the First Section of the Tokyo Stock Exchange on the Valuation Reference Date and the simple averages of the closing prices on the First Section of the Tokyo Stock Exchange for the one-month period from February 16, 2022 to March 15, 2022, the three-month period from December 16, 2021 to March 15, 2022, and the six-month period from September 16, 2021 to March 15, 2022 were used.

As for Kawasaki Kinkai Kisen, the valuation was performed by employing: (i) the market share price analysis, in light of the fact that Kawasaki Kinkai Kisen is listed on the Second Section of the Tokyo Stock Exchange and its market share prices are available; and (ii) the DCF Analysis in order to reflect the company’s future business activities in the valuation.

In the market share price analysis, the Valuation Reference Date was set at March 15, 2022, and the closing price on the Second Section of the Tokyo Stock Exchange on the Valuation Reference Date and the simple averages of the closing prices on the Second Section of the Tokyo Stock Exchange for the one-month period from February 16, 2022 to March 15, 2022, the three-month period from December 16, 2021 to March 15, 2022, and the six-month periods from September 16, 2021 to March 15, 2022 were used.

In the DCF Analysis, Kawasaki Kinkai Kisen’s business and stock values were calculated by discounting to the present value at a certain discount rate, the free cash flow that Kawasaki Kinkai Kisen was expected to generate in the future after the valuation reference date of December 31, 2021. This free cash flow was based on Kawasaki Kinkai Kisen’s financial forecasts and future business environment prospects for the period from the fiscal year ending March 31, 2022 to that ending March 31, 2024, which had been disclosed to KPMG by Kawasaki Kinkai Kisen as underlying data for the 2021 Medium-Term Business Plan announced by Kawasaki Kinkai Kisen on December 24, 2021 and for the revisions to Kawasaki Kinkai Kisen’s full-year consolidated earnings forecast for the fiscal year ending March 31, 2022 which were published in the “Announcement on Revisions to Earnings Forecast and Dividend Forecast for the Fiscal Year Ending March 31, 2022” dated February 9, 2022. Kawasaki Kinkai Kisen’s terminal value was calculated by discounting to the present value the cash flow disclosed as the level expected to be continuously produced by Kawasaki Kinkai Kisen in and after the fiscal year ending March 31, 2025. A discount rate ranging from 6.7% to 8.1% was used. Kawasaki Kinkai Kisen’s weighted average cost of capital (WACC) was used to calculate the discount rate.

Kawasaki Kinkai Kisen’s financial forecasts and future business environment prospects based on which KPMG performed the valuation of Kawasaki Kinkai Kisen by the DCF Analysis include fiscal years for which a considerable income increase or decrease is expected. Specifically, Kawasaki Kinkai Kisen expects an approximately 30% income increase in operating profit for the fiscal year ending March 31, 2023 from the previous fiscal year, due to: the effect of the suspension of operation of the route between Miyako (Hachinohe) and Muroran as of February 1, 2022 which was announced on December 24, 2021; the current strong market in the overseas division; and improvement in profitability of the offshore support vessel division. The synergy effects expected to be achieved by implementing the Share Exchange were not taken into account in Kawasaki Kinkai Kisen’s business plan underlying the DCF Analysis (the “Business Plan”) since it is difficult at this point to specifically evaluate their impact on income.

Please note that Kawasaki Kinkai Kisen’s s financial forecasts and future business environment prospects underlying the DCF Analysis were prepared by Kawasaki Kinkai Kisen’s management team based on currently available information. The financial forecasts have been reviewed by KPMG through such means as conducting interviews with Kawasaki Kinkai Kisen’s personnel and, as described in “(4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest” in section 3 below, have been checked by the Special Committee in terms of the reasonableness of their content, important assumptions, process of preparation, etc.

If a value of one (1) is assigned to the value per share of Kawasaki Kisen Stock, the ranges of the value per share of Kawasaki Kinkai Kisen Stock calculated using the valuation methods described above are as follows:

Method used		Calculated range of share exchange ratio
Kawasaki Kisen	Kawasaki Kinkai Kisen
Market share price analysis	Market share price analysis	0.49~0.53
	DCF Analysis	0.50~1.14

In calculating the Share Exchange Ratio, KPMG calculated Kawasaki Kinkai Kisen’s stock value: (i) by using the information received from Kawasaki Kinkai Kisen, information collected through interviews, and publicly available information, among other things, without making any changes to them in principle; and (ii) by assuming that (a) all these data and information so used are accurate and complete, and (b) there are no facts that are likely to have a significant impact on the calculation of Kawasaki Kinkai Kisen’s stock value and have not been disclosed to KPMG; and (iii) without independently verifying the accuracy or completeness of these data and information. KPMG did not independently evaluate, appraise or assess the assets and liabilities (including off-balance-sheet assets, off-balance-sheet liabilities, and other contingent liabilities) of Kawasaki Kinkai Kisen or its subsidiaries, and did not perform any analysis or valuation of individual assets and liabilities. KPMG made no request to any third-party institution for evaluation, appraisal or assessment of any of the above assets and liabilities. KPMG’s valuation of Kawasaki Kinkai Kisen’s stock value reflects, among other things, the information available and economic conditions existing up to March 15, 2022. KPMG assumes that Kawasaki Kinkai Kisen’s business plan used by KPMG to perform valuation using the DCF Analysis was reasonably prepared by Kawasaki Kinkai Kisen’s management team based on the best estimation and judgment which could be obtained as of the reference date. However, KPMG had Q&A sessions with Kawasaki Kinkai Kisen on Kawasaki Kinkai Kisen’s business plan underlying KPMG’s valuation, through which KPMG found out about the process of preparation of the business plan and the current situation of Kawasaki Kinkai Kisen, and confirmed the reasonableness of the business plan to the extent that there are nothing unreasonable about the process of preparation and Kawasaki Kinkai Kisen’s current situation.

(3) Prospect for Delisting and Reasons Therefor

As a result of the Share Exchange, Kawasaki Kisen will become the wholly-owning parent company of Kawasaki Kinkai Kisen effective as of June 1, 2022 (estimate), which is the effective date of the Share Exchange, and the common stock of Kawasaki Kinkai Kisen, which will be a wholly-owned subsidiary of Kawasaki Kisen, will be delisted on May 30, 2022 (with the last trading date scheduled for May 27, 2022) pursuant to the delisting criteria of the Second Section of the Tokyo Stock Exchange, after completion of the prescribed procedures. After being delisted, Kawasaki Kinkai Kisen Stock can no longer be traded on the Tokyo Stock Exchange. However, since the consideration for the Share Exchange is Kawasaki Kisen Stock, which is listed on the First Section of the Tokyo Stock Exchange and will remain eligible to be traded on the Tokyo Stock Exchange after the Share Exchange, the Companies believe that those shareholders who will be allotted and receive at least 100 shares of Kawasaki Kisen Stock will be able to continue to enjoy the liquidity of their shares.

On the other hand, those shareholders who will hold shares less than one share unit of Kawasaki Kisen as a result of the Share Exchange will not be able to sell their shares less than one share unit on financial instruments exchange markets, but will be entitled to use the purchase program for shares less than one share unit. These shareholders are also entitled to use the additional purchase program for shares less than one share unit, which allows any shareholder holding shares less than one share unit to purchase from Kawasaki Kisen additional shares in the number that will form one share unit if combined with the number of shares less than one share unit held by the shareholder. For an overview of these programs, please see “Note 3: Treatment of shares constituting less than one share unit” under (3) in section 2 above. For details of the treatment of any fractions less than one share arising as a result of the Share Exchange, please see “Note 4: Treatment of fractions of less than one share” under (3) in section 2 above.

Please note that until the last trading date, i.e., May 27, 2022 (estimate), the shareholders of Kawasaki Kinkai Kisen will be able to trade their shares of Kawasaki Kinkai Kisen Stock on the Tokyo Stock Exchange as before.

(4) Measures to Ensure Fairness

In light of the fact that, among other things, Kawasaki Kisen is Kawasaki Kinkai Kisen’s parent company holding 1,404,000 shares of Kawasaki Kinkai Kisen Stock (as of September 30, 2021), which represent 47.82% of the number of issued shares of Kawasaki Kinkai Kisen (2,952,500 shares) minus Kawasaki Kinkai Kisen’s treasury shares (17,019 shares), and some of Kawasaki Kinkai Kisen’s directors are assigned from Kawasaki Kisen, the Companies judged that it was necessary to ensure the fairness of the Share Exchange, and have taken the following measures.

(A) Obtaining Share Exchange Ratio Valuation Reports from Independent Third-party Appraisers

Kawasaki Kisen received a valuation report dated March 15, 2022 on the Share Exchange Ratio from Mizuho Securities, which is a third-party appraiser independent from both Kawasaki Kisen and Kawasaki Kinkai Kisen. For an overview of the valuation report, please see “(2) Matters Relating to Valuation” in section 3 above. Kawasaki Kisen has not received from Mizuho Securities an opinion to the effect that the Share Exchange Ratio is fair from a financial perspective for shareholders of Kawasaki Kisen (a fairness opinion). On the other hand, Kawasaki Kinkai Kisen received a valuation report dated March 15, 2022 on the Share Exchange Ratio from KPMG, which is a third-party appraiser independent from both Kawasaki Kisen and Kawasaki Kinkai Kisen. For an overview of the valuation report, please see “(2) Matters Relating to Valuation” in section 3 above. Kawasaki Kinkai Kisen has not received from KPMG an opinion to the effect that the Share Exchange Ratio is fair from a financial perspective for shareholders of Kawasaki Kinkai Kisen (a fairness opinion).

(B) Advice from Independent Law Offices

Kawasaki Kisen appointed Nishimura & Asahi as its legal advisor for the Share Exchange, and has received legal advice on the procedures for the Share Exchange and the method, process, etc. of decision-making by Kawasaki Kisen’s Board of Directors, among other things. Nishimura & Asahi has no material interest in Kawasaki Kisen or Kawasaki Kinkai Kisen.

On the other hand, Kawasaki Kinkai Kisen appointed Nagashima Ohno & Tsunematsu as its legal advisor for the Share Exchange, and has received legal advice on the procedures for the Share Exchange and the method, process, etc. of decision-making by Kawasaki Kinkai Kisen’s Board of Directors, among other things. Nagashima Ohno & Tsunematsu has no material interest in Kawasaki Kisen or Kawasaki Kinkai Kisen.

(5) Measures to Avoid Conflicts of Interest

Since Kawasaki Kisen is the parent company of Kawasaki Kinkai Kisen that holds 1,404,000 shares of Kawasaki Kinkai Kisen Stock which correspond to 47.82% of the total number of issued shares of Kawasaki Kinkai Kisen (2,952,500 shares) less the number of treasury shares (17,019 shares), Kawasaki Kinkai Kisen has taken the following measures in order to avoid conflicts of interest in the Share Exchange.

(A) Obtaining a Report from Kawasaki Kinkai Kisen’s Non-interested Special Committee

On February 26, 2021, Kawasaki Kinkai Kisen’s Board of Directors established the Special Committee for the purpose of: ensuring careful decision making by Kawasaki Kinkai Kisen on becoming a wholly-owned subsidiary of Kawasaki Kisen before starting specific negotiations and discussions with Kawasaki Kisen on the terms and conditions of Kawasaki Kisen’s making Kawasaki Kinkai Kisen its wholly-owned subsidiary; avoiding possible arbitrariness and conflicts of interest in, and ensuring the fairness of, Kawasaki Kinkai Kisen’s Board of Directors’ decision making process; and hearing the committee’s opinion as to whether Kawasaki Kinkai Kisen’s Board of Directors’ decision to become a wholly-owned subsidiary of Kawasaki Kisen would not be disadvantageous to Kawasaki Kinkai Kisen’s minority shareholders. The Special Committee consisted of the following three members: Mr. Takao Sunami, who is an Outside Director of Kawasaki Kinkai Kisen without interest in Kawasaki Kisen and is an independent officer; and Mr. Syuichi Suzuki and Mr. Masatoshi Kuratomi who are Outside Audit & Supervisory Board Members of Kawasaki Kinkai Kisen without interest in Kawasaki Kisen and are independent officers. Kawasaki Kinkai Kisen’s Board of Directors consulted the Special Committee on the following matters: (a) whether or not the information requested by Kawasaki Kinkai Kisen from Kawasaki Kisen is sufficient and appropriate; (b) whether or not the information provided by Kawasaki Kisen is sufficient; (c) whether or not the purpose of becoming a wholly-owned subsidiary of Kawasaki

Kisen is reasonable in terms of contributing to increasing the corporate value of Kawasaki Kinkai Kisen; (d) whether or not the method and the terms and conditions (including the type of contribution) of becoming a wholly-owned subsidiary of Kawasaki Kisen are appropriate; (e) whether or not the procedures for becoming a wholly-owned subsidiary of Kawasaki Kisen are fair (including what measures to ensure fairness should be taken); (f) based on (c) through (e) above, whether or not becoming a wholly-owned subsidiary of Kawasaki Kisen would not be disadvantageous to Kawasaki Kinkai Kisen’s minority shareholders; and (g) based on (c) through (f) above, whether or not it is appropriate to become a wholly-owned subsidiary of Kawasaki Kisen.

The members of the Special Committee are supposed to receive fixed compensation in consideration of their services, regardless of the contents of their report.

During the period from the establishment of the Special Committee as of February 26, 2021 to today, the Special Committee discussed by holding a total of 17 meetings for a total of no less than 16 hours. The Special Committee attended a total of 44 plenary meetings held by Kawasaki Kinkai Kisen’s management team and their advisors for a total of no less than 67 hours and stated its opinions. The Special Committee carefully deliberated and discussed the above-listed matters which the Special Committee was consulted on by making reports, sharing information, conducting discussions, and making decisions via email and telephone between the meeting dates, among other things, as well. The Special Committee appointed Nakamura, Tsunoda & Matsumoto as the Special Committee’s legal advisor after confirming its independence, expertise and experience, etc., and approved the appointment of Nagashima Ohno & Tsunematsu as Kawasaki Kinkai Kisen’s legal advisor and KPMG as Kawasaki Kinkai Kisen’s financial advisor and third-party valuation institution, after confirming these advisors’ independence and performance, etc. The Special Committee also approved the project team established by Kawasaki Kinkai Kisen within its organization for examining the Share Exchange after confirming that the project team has no problem in terms of independence. Furthermore, the Special Committee received explanations from, and exchanged questions and answers with Kawasaki Kinkai Kisen’s management team about the Business Plan, based on which the share value would be calculated by using the DCF Analysis. This was done on multiple occasions in the course of drawing up the business plan, and the calculation was made in terms of a numerical summary of the proposed business plan, the business environment which the proposed business plan was based on, and the goals, basic strategy, and specific measures for each business unit. The Special Committee approved the Business Plan after confirming its rationality, and such plan was also based on, among other things, advice provided by KPMG from a financial perspective.

Furthermore, Kawasaki Kinkai Kisen requested, on multiple occasions, Kawasaki Kisen to give explanations on Kawasaki Kisen’s proposal for the Share Exchange in terms of: the synergistic effects expected from the Share Exchange, Kawasaki Kinkai Kisen’s future income, expenditure and cash flow, the prospect of Kawasaki Kisen improving its financial conditions and the basis for judgment, and Kawasaki Kisen’s management policies after the Share Exchange, among other things. In response, Kawasaki Kisen gave Kawasaki Kinkai Kisen such explanation by taking certain measures such as providing explanatory materials and holding briefing sessions. In addition, the Special Committee has had some discussions with Kawasaki Kinkai Kisen’s management team to consider what questions should be sent to Kawasaki Kisen and what information should be requested from Kawasaki Kisen, and to review the related responses made by Kawasaki Kisen. The Special Committee also received explanations from, and exchanged questions and answers with Kawasaki Kinkai Kisen’s management team about: Kawasaki Kinkai Kisen’s understanding of its current business environment and business challenges, the necessity of the Share Exchange, the synergistic effects expected from the Share Exchange, potential disadvantages of the Share Exchange, and Kawasaki Kinkai Kisen’s management policies and structure after the Share Exchange, among other things.

Furthermore, the Special Committee received from Nakamura, Tsunoda & Matsumoto legal advice on: the measures to be taken to ensure the fairness of procedures for the Share Exchange, the procedures for the Share Exchange, and the method and process of deliberation taken by the Special Committee concerning the Share Exchange, among other things. Kawasaki Kinkai Kisen and the Special Committee received from Nagashima Ohno & Tsunematsu legal advice on: the measures to be taken to ensure the fairness of procedures for the Share Exchange, the procedures for the Share Exchange, the method and process of decision-making taken by Kawasaki Kinkai Kisen concerning the Share Exchange, and the terms and conditions of the Share Exchange Agreement and the disclosure, among other things. Kawasaki Kinkai Kisen and the Special Committee also received from Nagashima Ohno & Tsunematsu a report it had written concerning the result of the simplified due diligence conducted in connection with the Share Exchange. The Special Committee also received from KPMG a disclosure of the valuation report on the share exchange ratio, and after receiving explanations from, and exchanging questions and answers with KPMG about the following matters, confirmed the rationality of the valuation result of the share exchange ratio by KPMG, the reasons for employing the valuation methods used by KPMG to calculate the share exchange ratio, changes in Kawasaki Kisen’s and Kawasaki Kinkai Kisen’s share prices in their markets, major assumptions for the valuation using the DCF Analysis, including the bases for calculation of the discount rate, and the results of calculation using the different valuation methods, among other things.

In addition, the Special Committee was substantially involved in the negotiations with Kawasaki Kisen on the share exchange ratio, etc., through means such as: receiving reports from KPMG in a timely manner about the details of Kawasaki Kisen’s proposal on the share exchange ratio and the progress of negotiations, etc., receiving from KPMG advice from a financial perspective, including explanations on premium levels, etc., used in recent similar cases, and making approvals, giving instructions, and making requests regarding negotiation policies, including specific share exchange ratios proposed to Kawasaki Kinkai Kisen, after deliberation and discussion.

After the processes described above and after careful deliberation and consideration on the above-listed matters on which the Special Committee was consulted, the committee submitted the Report dated March 16, 2022 to Kawasaki Kinkai Kisen’s Board of Directors, to the effect that Kawasaki Kinkai Kisen’s Board of Directors’ adopting a resolution to conduct the Share Exchange would not be disadvantageous to Kawasaki Kinkai Kisen’s minority shareholders.

For an overview of the Report, please see “(3) Overview of an Opinion Obtained from an Entity Not Interested in the Controlling Shareholder That the Transaction, etc. Is Not Disadvantageous to Minority Shareholders” in section 8 below.

(B) Approval of All of Kawasaki Kinkai Kisen’s Non-interested Directors and “No Objection” Opinion of All of Kawasaki Kinkai Kisen’s Non-interested Auditor & Supervisory Board Members

At Kawasaki Kinkai Kisen’s Board of Directors meeting held today, all Directors of Kawasaki Kinkai Kisen attended, deliberated, and unanimously adopted a resolution for, the Share Exchange. At the same Board of Directors meeting, all of the Audit & Supervisory Board Members expressed the opinion that they have no objection to the above resolution.

Of the Directors who participated in the deliberation and voting at Kawasaki Kinkai Kisen’s Board of Directors meeting, three (Yutaka Kuge, Hidehiro Sano, and Takuzo Koyama) are former employees of Kawasaki Kisen. However, none of the Directors concurrently serves as an officer or employee of Kawasaki Kisen or is in a position to receive directions from Kawasaki Kisen. In addition, before starting specific negotiations and discussions on the terms and conditions and other details of becoming a wholly-owned subsidiary of Kawasaki Kisen, Kawasaki Kinkai Kisen established the Special Committee which was independent of Kawasaki Kinkai Kisen and consisted of one Outside Director and two Outside Audit & Supervisory Board Members. Kawasaki Kinkai Kisen made timely reports to the Special Committee of the progress, details, etc. of discussions and negotiations with Kawasaki Kisen on the terms and conditions of the Share Exchange. Furthermore, Kawasaki Kinkai Kisen pursued discussions and negotiations with Kawasaki Kisen while discussing policies with the Special Committee from time to time. We believe that these suggest that the Special Committee functioned effectively in the process of Kawasaki Kinkai Kisen’s consideration and negotiation on the Share Exchange. Therefore, we consider that, regardless of their respective times of transfer from Kawasaki Kisen to Kawasaki Kinkai Kisen, the aforementioned three Directors who are former employees of Kawasaki Kisen do not have interest in the transaction to the extent to which they need to be excluded from the deliberation or resolution at Kawasaki Kinkai Kisen’s Board of Directors meetings to prevent the fairness of the procedures from being compromised.

4. Overview of the Parties to the Share Exchange (as of September 30, 2021)

		Wholly-owning parent company in share exchange	Wholly-owned subsidiary in share exchange
(1)	Name	Kawasaki Kisen, Ltd.	Kawasaki Kinkai Kisen, Ltd.

(2)	Address	8 Kaigandori, Chuo-ku, Kobe (registered office address)	3-2-1, Kasumigaseki, Chiyoda-ku, Tokyo

(3)	Name and title of representative	Yukikazu Myochin, Representative Director, President & CEO	Yutaka Kuge, Representative Director & President

(4)	Description of business	Marine transportation; Air transportation; Through transportation involving marine, land and air transportation; Harbor transportation, etc.	Marine shipping business, marine work support shipping business, etc.

(5)	Capital	75,457 million yen	2,368 million yen

(6)	Date of establishment	April 5, 1919	May 1,1966

(7)	Number of issued shares	93,938,229 shares	2,952,500 shares

(8)	Fiscal year-end	March 31	March 31

(9)	Number of employees	5,227 (consolidated)	517 (consolidated)

(10)	Major customers	Domestic and foreign companies in steel, automobile, electricity and energy-related industries, etc.	Domestic and foreign companies in steel, cement, electricity, and energy-related industries, etc., domestic companies in distribution-related industries, and domestic agricultural organizations.

(11)	Main banks	Mizuho Bank, Ltd. Development Bank of Japan Inc. MUFG Bank, Ltd.	Development Bank of Japan Inc. Mizuho Bank, Ltd. Norinchukin Bank

(12)	Major shareholders and shareholding ratios

ECM MF (standing proxy: Tachibana Securities Co., Ltd.) 11.43%

The Master Trust Bank of Japan (trust account) 8.67%

Goldman Sachs International (standing proxy: Goldman Sachs Japan Co., Ltd.) 7.80%

MLI FOR SEGREGATED PB CLIENT (standing proxy: BofA Securities Japan Co., Ltd.) 6.02%

Bank of New York GCM Client Account JPRD ISG FE-AC (standing proxy: MUFG Bank, Ltd.) 3.56%

Custody Bank of Japan, Ltd. 3.01%

J.P. MORGAN SECURITIES PLC FOR AND ON BEHALF OF ITS CLIENTS JPMSP RE CLIENT ASSETS-SEGR ACCT (standing proxy: Citibank, N.A.) 2.78%

CGML PB CLIENT ACCOUNT/COLLATERAL (standing proxy: Citibank, N.A.) 2.51%

Imabari Shipbuilding Co., Ltd. 2.50%

Mizuho Bank, Ltd., Retirement Benefits Trust, Kawasaki Heavy Industries Account, Re-trustee: Custody Bank of Japan 2.17%

Kawasaki Kisen, Ltd. 47.82%

Tokio Marine & Nichido Fire Insurance Co., Ltd. 3.76%

BNYM RE BNYMLB RE GPP CLIENT MONEY AND ASSETS AC (standing proxy: MUFG Bank, Ltd.) 3.06%

Sompo Japan Insurance Inc. 2.08%

Kawasaki Kinkai Kisen Employee Stock Ownership Plan 2.03%

Yasunori Sasaki 1.59%

Custody Bank of Japan, Ltd. (trust account) 1.31%

Hokkai Transportation Co., Ltd. 1.19%

Mitsui Sumitomo Insurance Company, Limited 1.14%

Kuribayashi & Co., Ltd. 1.03%

(13)	Relationship between the Companies

	Capital relationship	Kawasaki Kisen holds 1,404,000 shares of Kawasaki Kinkai Kisen Stock, which represents 47.82% of the total number of issued shares of Kawasaki Kinkai Kisen (excluding treasury shares).

	Personal relationship	Three persons from Kawasaki Kisen hold the posts of Directors at Kawasaki Kinkai Kisen.

Transactional relationship

Kawasaki Kisen has executed time charter contracts and trip charter contracts with Kawasaki Kinkai Kisen.

Kawasaki Kisen has accepted deposits of funds from Kawasaki Kinkai Kisen through group financing and pays interest to Kawasaki Kinkai Kisen.

Kawasaki Kisen is the contractor in system operation service contracts with Kawasaki Kinkai Kisen.

	Related parties	Kawasaki Kinkai Kisen is a consolidated subsidiary of Kawasaki Kisen. Kawasaki Kisen and Kawasaki Kinkai Kisen are related to parties to each other.

(14)	Business results and financial conditions for the past three years (in millions of yen)

	Kawasaki Kisen (consolidated)			Kawasaki Kinkai Kisen (consolidated)
Fiscal year	FY ended Mar. 2019	FY ended Mar. 2020	FY ended Mar. 2021	FY ended Mar. 2019	FY ended Mar. 2020	FY ended Mar. 2021
Consolidated net assets	181,233	200,234	316,162	26,902	27,817	27,436
Consolidated total assets	951,261	896,081	974,608	48,370	47,296	48,936
Consolidated net assets per share (yen)	1,110.48	1,083.88	2,339.28	8,762.35	9,058.06	8,987.27
Consolidated sales	836,731	735,284	625,486	45,734	44,337	37,059
Consolidated operating profit or loss	-24,736	6,840	-21,286	2,005	1,913	404
Consolidated recurring profit or loss	-48,933	7,407	89,498	2,047	1,907	187
Net income or loss attributable to shareholders of the parent	-111,188	5,269	108,695	1,697	1,370	-112
Consolidated net income or loss per share (yen)	-1,192.08	56.50	1,165.34	578.15	466.90	-38.47
Dividend per share (yen)	0	0	0	120	120	100

Note 1:	Shareholding ratios were calculated based on the total number of issued shares, excluding treasury shares.

5. Conditions after the Share Exchange

Wholly-owning parent company in share exchange
(1)	Name	Kawasaki Kisen, Ltd.

(2)	Address	8 Kaigandori, Chuo-ku, Kobe (registered office address)

(3)	Name and title of representative	Yukikazu Myochin, Representative Director, President & CEO

(4)	Description of business	Marine transportation; Air transportation; Through transportation involving marine, land and air transportation; Harbor transportation, etc.

(5)	Capital	75,457 million yen

(6)	Fiscal year-end	March 31

(7)	Net assets	Not determined at present.

(8)	Total assets	Not determined at present.

6. Overview of Accounting Treatment

The Share Exchange is expected to constitute a transaction, etc. under common control under the Accounting Standards for Business Combinations.

7. Future Prospects

The impact of the Share Exchange on Kawasaki Kisen’s and Kawasaki Kinkai Kisen’s business results is expected to be minor, since Kawasaki Kinkai Kisen is already a consolidated subsidiary of Kawasaki Kisen.

8. Matters concerning a Transaction, etc. with the Controlling Shareholder

(1) Whether or Not the Share Exchange Constitutes Kawasaki Kinkai Kisen’s Transaction, etc. with Its Controlling Shareholder, and Conformity to Kawasaki Kinkai Kisen’s Policy on Measures to Protect Minority Shareholders

Since Kawasaki Kisen is already the parent company of Kawasaki Kinkai Kisen, the Share Exchange constitutes Kawasaki Kinkai Kisen’s transaction, etc. with its controlling shareholder.

In “4. Policy on Measures for the Protection of Minority Shareholders in Transactions with the Controlling Shareholder” in part I of the Corporate Governance Report disclosed on December 27, 2021 by Kawasaki Kinkai Kisen (the “Corporate Governance Report”), Kawasaki Kinkai Kisen states that in transactions with its parent company Kawasaki Kisen, Kawasaki Kinkai Kisen takes action to prevent any disadvantage to its minority shareholders by taking market price and other terms and conditions fully into consideration, as with general transactions.

When considering the Share Exchange, Kawasaki Kinkai Kisen took every measure to ensure the fairness of the Share Exchange and to avoid conflicts of interest and took action to prevent any disadvantage to its minority shareholders as a result of the Share Exchange, as stated in “(4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest” in section 3 above. Kawasaki Kinkai Kisen believes that these activities conform to the statements in the Corporate Governance Report.

(2) Matters concerning Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest

As described in “(1) Whether or Not the Share Exchange Constitutes Kawasaki Kinkai Kisen’s Transaction, etc. with Its Controlling Shareholder, and Conformity to Kawasaki Kinkai Kisen’s Policy on Measures to Protect Minority Shareholders” above, the Share Exchange constitutes Kawasaki Kinkai Kisen’s transaction, etc. with its controlling shareholder. For this reason, Kawasaki Kinkai Kisen decided that it must take measures to ensure the fairness of the transaction and those to avoid conflicts of interest in order to deal with such problems as structural conflicts of interest and information asymmetry. Kawasaki Kinkai Kisen carefully discussed and considered the terms and conditions of the Share Exchange at its Board of Directors meetings. Furthermore, Kawasaki Kinkai Kisen ensured the fairness of the transaction and avoided conflicts of interest by taking the measures described under “(4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest” in section 3 above. It was only then that Kawasaki Kinkai Kisen decided on the Share Exchange.

(3) Overview of an Opinion Obtained from an Entity Not Interested in the Controlling Shareholder That the Transaction, etc. Is Not Disadvantageous to Minority Shareholders

Kawasaki Kinkai Kisen’s Board of Directors established the Special Committee for the purpose of: ensuring careful decision making by Kawasaki Kinkai Kisen on becoming a wholly-owned subsidiary of Kawasaki Kisen before starting specific negotiations and discussions with Kawasaki Kisen on the terms and conditions of Kawasaki Kisen’s making Kawasaki Kinkai Kisen its wholly-owned subsidiary; avoiding possible arbitrariness and conflicts of interest in, and ensuring the fairness of, Kawasaki Kinkai Kisen’s Board of Directors’ decision making process; and hearing the committee’s opinion as to whether Kawasaki Kinkai Kisen’s Board of Directors’ decision to become a wholly-owned subsidiary of Kawasaki Kisen would not be disadvantageous to Kawasaki Kinkai Kisen’s minority shareholders. Kawasaki Kinkai Kisen’s Board of Directors consulted the Special Committee on the following matters: (a) whether or not the information requested by Kawasaki Kinkai Kisen from Kawasaki Kisen is sufficient and appropriate; (b) whether or not the information provided by Kawasaki Kisen is sufficient; (c) whether or not the purpose of becoming a wholly-owned subsidiary of Kawasaki Kisen is reasonable in terms of contributing to increasing the corporate value of Kawasaki Kinkai Kisen; (d) whether or not the method and the terms and conditions (including the type of contribution) of becoming a wholly-owned subsidiary of Kawasaki Kisen are appropriate; (e) whether or not the procedures for becoming a wholly-owned subsidiary of Kawasaki Kisen are fair (including what measures to ensure fairness should be taken); (f) based on (c) through (e) above, whether or not becoming a wholly-owned subsidiary of Kawasaki Kisen would not be disadvantageous to Kawasaki Kinkai Kisen’s minority shareholders; and (g) based on (c) through (f) above, whether or not it is appropriate to become a wholly-owned subsidiary of Kawasaki Kisen. As a result, the Report dated March 16, 2022 to the following effect was received.

(a) Content of Report

Regarding items (a) and (b) of the above-listed matters on which the Special Committee was consulted, the Special Committee finds that both the information requested by Kawasaki Kinkai Kisen’s management and the information provided by Kawasaki Kisen in response thereto in the course of specific negotiations and discussions concerning the terms and conditions for becoming a wholly-owned subsidiary of Kawasaki Kisen were appropriate. Regarding item (c) of the above-listed matters on which the Special Committee was consulted, the Special Committee finds that the purpose of becoming a wholly-owned subsidiary of Kawasaki Kisen is reasonable in terms of contributing to increasing the corporate value of Kawasaki Kinkai Kisen. Regarding items (d) and (e) of the above-listed matters on which the Special Committee was consulted, the Special Committee finds that the method and terms and conditions (including the type of contribution) of becoming a wholly-owned subsidiary of Kawasaki Kisen are appropriate and the procedures for becoming a wholly-owned subsidiary of Kawasaki Kisen are fair (including what measures to ensure fairness should be taken). Based on the above, regarding items (f) and (g) of the above-listed matters on which the Special Committee was consulted, the Special Committee finds that becoming a wholly-owned subsidiary of Kawasaki Kisen would not be disadvantageous to Kawasaki Kinkai Kisen’s minority shareholders; and it is reasonable for Kawasaki Kinkai Kisen to decide to become a wholly-owned subsidiary of Kawasaki Kisen.

(b) Consideration

The Share Exchange is a so-called acquisition by a controlling shareholder of its subordinate company, and the Share Exchange involves typical issues of structural conflicts of interest and informational asymmetries between Kawasaki Kisen, the controlling shareholder of Kawasaki Kinkai Kisen, and general shareholders of Kawasaki Kinkai Kisen. Therefore, the Special Committee concluded, based on Nakamura, Tsunoda & Matsumoto’s legal advice, that while taking into consideration the “Fair M&A Guidelines: Enhancing Corporate Value and Securing Shareholders’ Interests” (the “M&A Guidelines”) issued by the Ministry of Economy, Trade and Industry on June 28, 2019, which present the best practices for these issues, it would be appropriate to consider the above-listed matters on which the Special Committee was consulted with particular emphasis on the issue of whether or not the Share Exchange would contribute to increasing the corporate value of Kawasaki Kinkai Kisen (item (c) of the above-listed matters on which the Special Committee was consulted) and the issue of whether or not the Share Exchange would secure the interests of general shareholders through fair procedures (items (d) and (e) of the above-listed matters on which the Special Committee was consulted), both of which are listed in the M&A Guidelines as principles that should be respected.

First, when considering whether or not the Share Exchange would contribute to increasing the corporate value of Kawasaki Kinkai Kisen in relation to item (c) of the above-listed matters on which the Special Committee was consulted, the Special Committee finds that Kawasaki Kisen and Kawasaki Kinkai Kisen have a shared understanding of the purpose of the Share Exchange, as described in “1 Purpose of the Share Exchange” above, and that such understanding represents the view of Kawasaki Kinkai Kisen’s management team, and finds nothing unreasonable with respect to such understanding.

However, when considering the implementation of the Share Exchange at the initial stage, all the members of Kawasaki Kinkai Kisen’s Board of Directors (i) were aware of the necessity of creating group synergies through collaboration with Kawasaki Kisen, but considered that certain expected group synergies would still be achievable without changing the existing capital relationship with Kawasaki Kisen, and (ii) determined that losing independence as a listed company as a result of becoming a wholly-owned subsidiary would be more disadvantageous, and (iii) assessed that there was considerable uncertainty over Kawasaki Kisen’s future business results and financial condition.

Regarding (i) and (ii) above, however, the management team responsible for Kawasaki Kinkai Kisen’s business execution explained that the environment surrounding the ferry business, which had supported its stable earnings, has been deteriorating due to the impact of the pandemic since last year, and in particular, Kawasaki Kinkai Kisen’s own management resources for its overseas business and offshore business are insufficient, and expressed their view that becoming a wholly-owned subsidiary of Kawasaki Kisen is essential to Kawasaki Kinkai Kisen’s sustained growth given the increasing reliance on Kawasaki Kisen’s human capital, technology, and other management resources. This view highlights that becoming a wholly-owned subsidiary of Kawasaki Kisen will enable Kawasaki Kinkai Kisen to obtain further management resources from Kawasaki Kisen, and that becoming a wholly-owned subsidiary of Kawasaki Kisen will be the best decision for Kawasaki Kinkai Kisen to increase its corporate value. Therefore, the Special Committee concluded that such view should be respected.

Regarding (iii) above, the Special Committee concluded that, the trends in Kawasaki Kisen’s business results and financial condition for the past three years as well as Kawasaki Kisen’s financial forecasts explained by Kawasaki Kisen has assuaged concerns over the uncertainty of Kawasaki Kisen’s future business results and financial condition.

Based on the above consideration, the Special Committee finds that the implementation of the Share Exchange will contribute to increasing the corporate value of Kawasaki Kinkai Kisen.

Secondly, when considering the appropriateness of the terms and conditions of the Share Exchange in relation to the item (d) of the above-listed matters on which the Special Committee was consulted, the Special Committee finds that the method and the terms and conditions of becoming a wholly-owned subsidiary of Kawasaki Kisen, including the type of consideration, are reasonable, for the following reasons:

(i) The Special Committee finds that the share exchange is a commonly used method of becoming a wholly-owned subsidiary in delisting transactions and is considered reasonable.

(ii) As for the type of consideration for the share exchange, shares of Kawasaki Kisen Stock are considered reasonable because such consideration will give Kawasaki Kinkai Kisen’s general shareholders the option to continue to hold those shares as shareholders of Kawasaki Kisen after the Share Exchange, and will allow those shareholders to enjoy, through holding those shares, the benefits of the synergies produced by the Share Exchange.

(iii) The Special Committee finds nothing particularly unreasonable about the purpose of and the procedure for drawing up, as well as the content of, the Business Plan, based on which valuation was performed using the DCF Analysis in the valuation report on the share exchange ratio obtained from KPMG.

(iv) Regarding the valuation report on the Share Exchange Ratio obtained from KPMG, the Special Committee finds nothing unreasonable in terms of the valuation method or content, and considers the report to be reliable. The Share Exchange Ratio is above than the range of the value per share of Kawasaki Kinkai Kisen Stock calculated using the market share price analysis and is within the range of the value per share of Kawasaki Kinkai Kisen Stock calculated using the DCF Analysis in such valuation report.

(v) The Special Committee finds that Share Exchange Ratio includes a premium that is equal to or higher than that provided in similar cases.

(vi) The Special Committee has been substantially involved in the process of discussing and negotiating the terms and conditions of the Share Exchange, such as the share exchange ratio, between Kawasaki Kinkai Kisen and Kawasaki Kisen. The Special Committee finds that the Share Exchange Ratio was agreed upon after it had been ensured that reasonable efforts would be made with the aim of implementing the Share Exchange under terms and conditions that are as favorable as possible to general shareholders or, in other words, where the Share Exchange could be deemed equivalent to an arm’s-length transaction, and after serious negotiations had taken place.

Third, when considering whether or not the interests of general shareholders have been secured through fair procedures during the discussion and negotiation for implementing the Share Exchange in relation to item (e) of the above-listed matters on which the Special Committee was consulted, the Special Committee finds that fair procedures have been followed for the Share Exchange from the viewpoint of securing the interests of general shareholders, because the Special Committee finds that: (i) Kawasaki Kinkai Kisen established the independent Special Committee, which has functioned appropriately (ii) Kawasaki Kinkai Kisen received independent professional advice from external experts; (iii) Kawasaki Kinkai Kisen received a valuation report on the share exchange ratio, based on which Kawasaki Kinkai Kisen made its decision on the Share Exchange, from an independent professional third-party valuation institution”; (iv) Kawasaki Kinkai Kisen’s management team could conduct discussions, negotiations, etc. from a standpoint independent from Kawasaki Kisen and without having any interest in the Share Exchange, and Kawasaki Kinkai Kisen’s management team actually did so from a standpoint independent from Kawasaki Kisen; (v) a so-called indirect market check has been conducted for the Share Exchange; (vi) even though no majority of minority requirements are imposed on the Share Exchange, a lack of majority of minority requirements will not in itself compromise the fairness of the procedures for the Share Exchange considering the fact that the Share Exchange is considered to contribute to increasing the corporate value of Kawasaki Kinkai Kisen and other sufficient measures to ensure fairness have been taken in the Share Exchange as described in (i) through (v) above and (vii) below; and (vii) in the Share Exchange, general shareholders are expected to be given appropriate opportunities to make decisions based on sufficient information.

In relation to items (a) and (b) of the above-listed matters on which the Special Committee was consulted, the Special Committee confirmed that legal due diligence and financial and tax due diligence were sufficiently conducted, and that concerning Kawasaki Kisen’s business results and financial condition, both the information related to the business plan, etc. requested by Kawasaki Kinkai Kisen and the information provided by Kawasaki Kisen in response were appropriate, and Kawasaki Kinkai Kisen received appropriate explanations from Kawasaki Kisen.

As described above, the Special Committee finds that the Share Exchange is considered to contribute to increasing the corporate value of Kawasaki Kinkai Kisen, the method and the terms and conditions of becoming a wholly-owned subsidiary of Kawasaki Kisen, including the type of consideration, are reasonable, and fair procedures have been implemented to secure the interests of general shareholders. In light of this, the Special Committee believes that becoming a wholly-owned subsidiary of Kawasaki Kisen would not be disadvantageous to Kawasaki Kinkai Kisen’s minority shareholders; and it is reasonable for Kawasaki Kinkai Kisen to decide to become a wholly-owned subsidiary of Kawasaki Kisen.

End

(Reference) Current Consolidated Earnings Forecasts and Previous Consolidated Results

Kawasaki Kisen (current earnings forecast is as published on February 3, 2022) (in millions of yen)

	Consolidated sales	Consolidated operating profit	Consolidated recurring profit	Net income attributable to shareholders of the parent
Current earnings forecast (FY ending March 2022)	730,000	18,000	540,000	520,000
Previous results (FY ended March 2021)	625,486	-21,286	89,498	108,695

Kawasaki Kinkai Kisen (current earnings forecast is as published on February 9, 2022) (in millions of yen)

	Consolidated sales	Consolidated operating profit	Consolidated recurring profit	Net income attributable to shareholders of the parent
Current earnings forecast (FY ending March 2022)	42,900	2,750	2,700	2,400
Previous results (FY ended March 2021)	37,059	404	187	-112

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